UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-41836

Birkenstock Holding plc
(Translation of registrant’s name into English)

1-2 Berkeley Square

London W1J 6EA

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Incorporation by Reference

This Report on Form 6-K (this “Report”) and the information contained in Exhibit 3.1 to this Report is incorporated by reference into the registration statement on Form S-8 (File No. 333-274968) of Birkenstock Holding plc (the “Company”) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in this Report on Form 6-K (including Exhibit 3.1 hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing or herein.

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Information Contained in this Report on Form 6-K

Results of Annual General Meeting

Birkenstock Holding plc (the “Company”) held its 2024 annual general meeting of shareholders on May 15, 2024 (the “Annual General Meeting”). The Company’s shareholders considered the following proposals, each of which is described in greater detail in the Company’s Notice of 2024 Annual General Meeting, furnished with the Form 6-K filed by the Company with the U.S. Securities and Exchange Commission on April 5, 2024.

Ordinary Resolutions

1.	To receive the Company’s annual report and consolidated accounts for the fiscal year ended September 30, 2023, together with the auditor’s report.

Based on the votes set forth below, the proposal to receive the Company’s Annual Report and Accounts for the financial year ended September 30, 2023, together with the auditor’s report, was approved.

For	Against	Abstain	Broker Non-Vote
171,292,781	381	4,128	0

2.	To re-appoint J. Michael Chu as a Class I director of the Company.

Based on the votes set forth below, J. Michael Chu was re-appointed as a Class I director.

For	Against	Abstain	Broker Non-Vote
166,132,891	5,162,225	2,174	0

3.	To re-appoint Anne Pitcher as a Class I director of the Company.

Based on the votes set forth below, Anne Pitcher was re-appointed as a Class I director.

For	Against	Abstain	Broker Non-Vote
170,900,593	394,599	2,098	0

4.

To re-appoint an appropriate member of the global organization of member firms of Ernst & Young Global Limited, being EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft (formerly known as Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft) (“EY”) as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the annual general meeting of the Company to be held in 2025.

Based on the votes set forth below, the proposal to appoint EY as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the annual general meeting of the Company to be held in 2025 was approved.

For	Against	Abstain	Broker Non-Vote
171,294,861	878	1,551	0

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Special Resolution

5.	That, with effect from the conclusion of the Annual General Meeting of the Company, the articles of association of the Company shall be amended as follows:

a.	Article 16.5 shall be deleted in its entirety and replaced by a new Article 16.5 as follows:
“The Directors shall select any Director or Person willing to act to preside as chair at each general meeting.”
b.

Article 16.6 shall be deleted in its entirety and replaced by a new Article 16.6 as follows: “If no chair has been selected in accordance with Article 16.5, or if at any general meeting the chair is not Present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chair, any Director or Person nominated by the Directors shall preside as chair, failing which the Members Present shall choose any Person Present to be chair of that meeting.”

Based on the votes set forth below, the proposal to amend, with effect from the conclusion of the Annual General Meeting the articles of association of the Company as set forth above and produced to the Annual General Meeting, was approved.

For	Against	Abstain	Broker Non-Vote
171,291,079	1,473	4,738	0

A copy of the full text of the amended articles of association of the Company is filed as Exhibit 3.1 hereto and is incorporated herein by reference.

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Exhibit Index

Exhibit Number	Description
3.1	Amended and Restated Memorandum of Association and Amended and Restated Articles of Association

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Birkenstock Holding plc

Date: May 15, 2024	By:	/s/ Johannes Liefke
	Name:	Johannes Liefke
	Title:	Director Legal Affairs

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